

Mail Stop 4631

December 30, 2009

By U.S. Mail and Facsimile

Mr. Brian H. McCurrie
Chief Financial Officer
Koppers Holdings Inc.
436 Seventh Avenue
Pittsburgh, PA 15219

> **Re: Koppers Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A Filed April 1, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **File No. 001-32737**
>
> **Koppers Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2009**
> **File No. 001-12716**

Dear Mr. McCurrie:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please tell us the reason why Koppers, Inc. has not filed its Form 10-Q for the
        fiscal quarter ended September 30, 2009.

2.   To the extent applicable, our comments should also be complied with in any
        future filings of Koppers, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors, page 12

3.   In future filings containing risk factor disclosure, please refrain from using
        qualifying or limiting statements in the introductory paragraph, such as references
        to other risks of which you are currently unaware or that you do not currently
        deem material. In view of the requirements of Item 503(c) of Regulation S-K,
        such qualifications and limitations are inappropriate. Your risk factor disclosure
        should address all of the material risks that you face. If you do not deem risks
        material, you should not make reference to them.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 28

Critical Accounting Policies - Goodwill, page 40

4.   To the extent that any of your reporting units have estimated fair values that are
        not substantially in excess of their carrying value, and goodwill for these
        reporting units, in the aggregate or individually, could materially impact your
        operating results, please revise future filings to provide the following disclosures
        for each reporting unit:

        •   The percentage by which fair value exceeds carrying value as of the most-
            recent step-one test.
        •   The amount of goodwill allocated to the reporting unit.
        •   A description of the assumptions that drive the estimated fair value.
        •   A discussion of any uncertainties associated with the key assumptions. For
            example, to the extent that you have included assumptions in your discounted
            cash flow model that deviate from your historical results, please include a
            discussion of these assumptions.
        •   A discussion of any potential events, trends and/or circumstances that could
            have a negative effect on estimated fair value.
        •   Any other material and useful information you gather and analyze regarding
            the risks of recoverability of your goodwill.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination in future filings. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Item 8. Financial Statements and Supplementary Data, page 43

Note 19 – Commitments and Contingent Liabilities, page 73

5.   For each of your legal proceedings and environmental matters, please address, in future filings, the expected timing for the resolution of the contingency.

Item 15. Exhibits and Financial Statement Schedules, page 85

6.   We note that it appears you have not filed on EDGAR the exhibits and schedules to the credit agreement you have filed as Exhibit 10.50. Please file your complete credit agreement, including all of its schedules and exhibits, with your next periodic report or, if you wish, a current report on Form 8-K.

Exhibits 31.1 and 31.2 – Certifications

7.   In future filings, please file the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that you should not add the word "annual" before "report" in sections 2, 3, 4(a) and (c).

Definitive Proxy Statement on Schedule 14A Filed April 1, 2009

Executive Compensation, page 22
Compensation Discussion & Analysis, page 22

Role of Consultants, page 24

8.   With a view towards future disclosure, please describe for us in greater detail the types of advice FW Cook provided to the committee and what, if anything, the committee did with that advice.

Role of CEO and Committee, page 24

9.   With a view towards future disclosure, please clarify whether your chief executive officer, who we note serves on your board of directors, voted on his own compensation while acting in his capacity as a member of the board of directors.

Annual Bonus/Incentive, page 27

10.   We note that the committee exercised its discretion to create and fund a discretionary cash incentive pool for the named executive officers in 2008. With a view towards future disclosure, please describe for us the individual performance the committee used to determine the amount of the annual bonus/incentive awarded to each of the named executive officers.   In this regard, we note your disclosure on page 31 that your chief executive officer evaluated individual performance in connection with the determination of these awards. Please provide us with the equivalent information used to determine the amount of the special presidential award for Mr. Loadman.

11.   We note the annual bonus/incentive payout to Mr. Fitzgerald and we note that the global carbon materials and chemicals business unit plan was funded at 102 percent. However, it is unclear how the payout was calculated. With a view towards future disclosure, please provide us with the information used to calculate the annual bonus/incentive for Mr. Fitzgerald.

Long-Term Equity Incentives, page 32

12.   With a view towards future disclosure, please describe for us the factors the committee used to determine the amount of stock options, restricted stock units and performance stock units awarded to each of the named executive officers.

Stock Ownership Guidelines, page 33

13.   In future filings, please disclose the then current status of your directors' and named executive officers' compliance with your stock ownership guidelines.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 1. Financial Statements, page 2

Note 18 – Financial Information for Subsidiary Guarantors, page 21
Condensed Consolidating Statement of Cash Flows, page 25

14.   Please supplementally tell us how and why Koppers Holdings ("Parent") shows positive cash flows from operating activities.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 35
Debt Covenants, page 36

15.   In future quarterly filings, please also disclose, at each balance sheet date, the actual ratios attained for each financial covenant you have provided. Such a presentation will allow an investor to more easily understand your current status in meeting your financial covenants.

*   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Dietrich King, Senior Counsel, at (202) 551-3338, if you have any questions regarding comments on legal matters. If you have any questions regarding financial statements or related matters, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant